207 775 8081 Tel 207 775 8026 Fax paul.delva@fairchildsemi.com	Paul D. Delva Sr. V.P. and General Counsel Corporate Secretary Fairchild Semiconductor 82 Running Hill Road, M.S. 35-4E South Portland, ME 04106 www.fairchildsemi.com

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

Ms. Hannah T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100F Street, NE

Washington, D.C. 20549

Re:	Fairchild Semiconductor International, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 30, 2007

File No. 001-15181

Dear Ms. Teshome:

This responds to your letter of December 7, 2007, in which you commented on our letter to you dated September 21, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders. Your December 7 comment is set forth below, followed by our response.

Pursuant to 17 C.F.R. § 200.83, the company is requesting confidential treatment for portions of this letter. Specifically, we request that portions indicated by [***] be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the company competitive harm. In the event that the staff of the S.E.C. receives requests for access to those confidential portions of this letter, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned.

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

COMMENT 1 FROM YOUR 7 DECEMBER LETTER

We note your response to our prior comments 5 and 7. Please provide us with a more detailed analysis of how disclosure of each target would result in competitive harm. For example, but without limitation, tell us specifically how disclosure of manufacturing goals for a past fiscal year could be used against you in future years to capture customer sales and gain market share at your expense or enable your subcontractor foundries to negotiate more favorable margin and yield terms. Why would a past year’s targets necessarily be predictive of your strategic plans in future years given the varying levels of difficulty for achievement of targets that the compensation committee could set from one year to the next?

RESPONSE

1. Summary.

We have reviewed our executive compensation disclosure plans in light of your comment, the applicable standards of non-disclosure, and our management’s views about the competitive effects of disclosure. In this response we are seeking to clarify where we intend to make additional disclosures. A summary of all of the applicable goals and our disclosure plans is set forth on the attached Exhibit A. In brief, our disclosure plans are to discuss, and disclose specifically, goals and the related targets that are the same as, or a function of, financial results that we also disclose publicly elsewhere (goals 1 through 7 listed on Exhibit A). We plan to discuss, but not disclose specifically, goals that are based on new product success or acquisition performance, or targets that are based on manufacturing or delivery performance (goals 8 through 13 listed on Exhibit A). We explain these positions further below.

Please note that our response is based on the 2007 performance goals for the executive officers who will be named in our upcoming proxy statement, even though your comments were directed at our last proxy statement, which related to 2006 named executive officers, goals and compensation. Also, please note that the positions and analyses below are designed to articulate an internal standard of disclosure that will assist us in making goal and disclosure decisions in future years, when specific goals may differ from the 2007 goals that are discussed in this letter.

2. Disclosure Plans.

In future proxy statements, we will disclose goals that are a function of GAAP or non-GAAP measures that we also disclose on a consolidated and segment basis in our annual and quarterly SEC reports, or in our earnings press releases and website disclosures, if these are taken into account in determining bonuses paid to our named executive officers for that year. So, for

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

example, in our upcoming proxy statement, we will disclose the following performance goals for 2007:

•	company adjusted earnings per share (adjusted EPS)

•	segment revenue (both on a GAAP basis and as discussed below)

•	segment gross margin

•	segment adjusted earnings before interest and taxes (adjusted EBIT)

•	company GAAP revenue (i.e., consolidated net trade sales)

•	company gross margin

•	company adjusted EBIT

For each of these we will name each goal and quantify the targets.

There are two categories of goals, however, the disclosure of which would we believe cause competitive harm, and which are therefore exempt from disclosure under Exemption 4 to FOIA (5 U.S.C. § 552(b)(4)) (“Exemption 4”). These categories are

•	goals that are based on, or which would reveal information about, new product strategies or the performance of acquired businesses; and

•	manufacturing and other operational performance goals, such as those related to quality improvement, production costs and on-time delivery performance.

When we establish quantitative performance goals that utilize these categories of performance goals (referred to herein as the “Performance Goals”), either directly or by excluding them from financial goals that we do plan to disclose,1 then we do not plan to disclose those goals on the grounds that they would cause competitive harm and thus are exempt from disclosure pursuant to Exemption 4, as described further below.

1.	For example, four of our goals in 2007 were company revenue, company gross margin, company adjusted EBIT and segment revenue. [******]

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

3. How We Compete: Our Competition and Product Cycle Relative to our Goals.

We are a global semiconductor company and operate in a highly competitive business environment. Our financial performance depends on our ability to design, manufacture and deliver new, high-performance and high-quality products that meet the needs of our customers’ applications, at prices that are both competitive in our markets and that return acceptable profits to the company and our stockholders. Our financial performance also depends on the success and cost-competitiveness of our manufacturing performance, with respect to quality, costs and delivering to customer expectations. Our competitors include major international semiconductor companies that are larger and have greater financial and other resources than us, particularly in market segments in which we have been attempting to establish new businesses over the past several years.2

Our customers are manufacturers of a broad range of electronic products, from cell phones to automatic rice cookers, computers and automobile ignition sub-assemblies. Our customers produce products that incorporate and depend on semiconductors to control important functions in their products. Key measures of success for us are our time to market for new products and our success in persuading customers to incorporate (or “design in”) our products into their own new product designs. This is also known as a “design win.” The cycle of competing for design wins repeats as new versions of customers’ products are redesigned and introduced. See footnote 14 below for a specific example of a design win in a new market for us. If a customer designs a competing product into one of its applications, it is more difficult for us to achieve future design wins with that application because, for the customer, changing suppliers involves significant cost, time, effort and risk. Customers, like consumers generally, also prefer to select products from suppliers that have, or are perceived to have, a winning track record. Therefore, one of our greatest challenges is being the first to market with our key new products and achieving early design wins for those products. When we are successful in achieving design wins, our competitors often introduce products with similar functionality to compete with our products. In those cases, our ability to retain market share depends on our success in our manufacturing and supply chain management, including our ability to maintain competitive pricing, product quality

2.

For example, when we separated from National Semiconductor in 1997 and became a new, independent company, we had no analog semiconductor products businesses. Since then we have grown our annual analog product revenues to approximately $346 million in 2007, both through our own product development and acquisitions. We are continuing our efforts to increase our presence and importance in analog product markets as a key element of our growth strategy. Our major analog competitors with much larger analog businesses include National Semiconductor, Analog Devices, Texas Instruments, Maxim Integrated Products and ST Microelectronics. Our analog business remains significantly smaller compared to our larger discrete and standard semiconductor products businesses (with combined revenues of approximately $1.32 billion in 2007).

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

and on-time delivery. These operational metrics are also important in competition generally (i.e., with respect to new products as well as more mature products).

We also design, manufacture and sell second-source products in markets where we have not been first to market or achieved early design wins. Our success in these markets depends largely on the success of our production processes for these less profitable products, which often constitute our more mature markets. We have invested a significant amount of resources in recent years to enable us to maintain high volume, high reliability and low-cost production using leading-edge process technology for our products so we can compete successfully in these markets, and we continue to focus a significant amount of our resources on these efforts.

Based on our own practices in reviewing competitors’ public disclosures, and our understanding of customary practices in our industry, information that we publicly disclose is often reviewed by competitors, customers and subcontractors. Competitors review our disclosures to understand our strategic priorities, with respect to new products, the focus of our research and development programs, and operational strategies. They may use this information as part of developing their own product, development, pricing and other strategies, as further described below.

4. Incentive Compensation Goals.

We establish incentive compensation goals for our executives as incentives for them to successfully implement our key new product strategies and achieve design wins for our products, and as incentives to constantly drive improvements in our manufacturing processes and standards. The 2007 goals applicable to the executive officers who will be named in our upcoming proxy statement are described in Exhibit A. Targets within each goal include threshold, target and stretch levels. These goals are applicable in determining payouts under our cash incentive plan, known as the Enhanced Fairchild Incentive Plan. Under this plan, company adjusted EBIT is the sole basis for determining payouts between the threshold and target levels. Beyond that level, additional amounts may be paid if the executive achieves or exceeds his or her individual compensation goals. A particular goal may apply to more than one executive officer (for example segment new product revenue applies to our CEO, the general manager of the segment and several other executives).

5. Basis for Confidential Treatment.

Instruction 4 to Item 402(b) of Regulation S-K, pertaining to executive compensation, states that “[r]egistrants are not required to disclose target levels with respect to specific quantitative . . . performance-related factors . . . involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

registrant.” This instruction is similar to and derived from Exemption 4. There are three requirements for application of Exemption 4:

•	The information must contain either commercial or financial information;

•	It must be obtained from a person; and

•	The information must be privileged or confidential.[3]

The Performance Goals are “Commercial or Financial” Information. The Performance Goals are commercial and financial information. The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ . . . should be given their ordinary meanings,”4 which very broadly define the business, financial, policy and internal operations of a person or corporation. Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”5 The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company is exempt from disclosure.6 In addition, pricing information, cost information and other financial data have been held to constitute protected “commercial or financial information.”7 The Performance Goals are both commercial and financial because they directly correspond to indicators of our financial and operational success as defined by our internal and confidential business plan. Therefore, based on the ordinary meanings of the terms, the Performance Goals clearly constitute “commercial” and “financial” information within the meaning of Exemption 4.

The Performance Goals have been Obtained from a “Person.” The second requirement of Exemption 4 is satisfied because the Performance Goals are derived from the company, and a company is a “person” under Exemption 4.8

The Performance Goals are “Confidential” Information. The final requirement of Exemption 4 is that the information be confidential information, the disclosure of which would result in competitive harm for the registrant. In order for information to qualify, there must be a showing

3	Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993).
4	Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).
5	American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978).
6	Cortez III Service Corp., Inc. v. National Aeronautics and Space Administration, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).
7	See Landfair v. United States Department of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Service, 491 F. Supp. 557, 559-60 (D.D.C. 1980).
8	See Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

that disclosure of the information would likely result in substantial competitive harm to the person that submitted the information.9 In National Parks and Conservation Association v. Kleppe,10 the court stated that in order to show “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure.

In National Parks, the court stated that the information it was evaluating qualified as competitively sensitive, noting that “[s]uppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages, or interest rates, while the [competitors of the company seeking confidential treatment who were not similarly required to disclose such information] would not be similarly exposed.”11 The S.E.C. likewise has acknowledged that competitive harm exists under Exemption 4 when confidential information could be used by customers and suppliers in their future dealings with a company. In a request for information on royalty rates and distribution fees redacted from a quarterly report on Form 10-Q, the Commission found that making this information public would “hinder [the company’s] negotiation position in future deals with other companies.”12 In another decision, the Commission found that cost information and manufacturing schedules were exempt from disclosure because details of the company’s contract had the potential to harm future business dealings.13

6. Competitive Harm Analyses.

As discussed below, the Performance Goals involve the types of business strategy, trade secrets, cost information and manufacturing information that have been found to warrant confidential treatment under Exemption 4.

9	National Parks & Conservation Ass’n v. Morton, 498 F.2d. 765, 770 (D.C. Cir. 1974).
10	547 F.2d 673 (D.C. Cir. 1976).
11	547 F.2d at 684.
12	In re Freedom of Info. Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988).
13	In re Freedom of Info. Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

(a)	Analyses for New Product Goals (e.g., New Product Revenue and New Product Gross Margin).

As noted above, we establish goals for our named executive officers that are tied to our key new product schedules. For example, one of our 2007 goals was Analog Product Group New Product Revenue (goal number 8 listed on Exhibit A). We define “new product revenue” as [******]. For 2007 this goal comprised revenue from [******]. These products are our most strategic new products in markets where there is intense competition. [******] based on our press releases and website disclosures and the information we share with our investors (which information does not include our new product revenue or new product gross margin goals). In some cases we are seeking to maintain or grow market share in existing markets, and in other cases we are seeking to break into markets where we previously had no presence. [******] Year-over-year disclosure of the goals, and the degree of achievement (or non-achievement) of new product goals, could cause the products to under-perform or even fail in those markets. For example, the year-on-year disclosure could indicate that we experienced schedule delays in the development stages or reflect the fact that we have or have not achieved the rate of adoption we initially projected. We believe the following would result from disclosure of these goals:

Use by Competitors. If our competitors knew our specific new product development revenue and gross margin targets, and our success or failure in achieving them, they could use this information to

•

identify the new product or technology areas where we are focusing our new product efforts, and make investments in similar products and technologies to compete more aggressively against our new products, for example by increasing their development, engineering support or sales efforts in those areas, which could render our products or technologies obsolete or noncompetitive.

•

identify the new product and technology areas where we have the greatest momentum (or lack thereof), year over year. Our past success (or failure) in particular areas is a leading indicator that we are a competitor to be reckoned with in future pricing, product and technology strategies.[14] Customers generally prefer to “design-in” products from suppliers that are leading in the market or that have demonstrated success in introducing new products in particular segments. If we are not

14.	[******]

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

successful in meeting our new product revenue and gross margin targets, disclosure could result in our competitors criticizing (to potential customers) our capabilities in meeting new product design challenges, or achieving new product development goals. Our larger competitors who have established historical presence in markets that we are trying to break into would be especially likely to make such arguments in such cases.

•

determine what our pricing and cost structures are for the products and how successfully or unsuccessfully we are performing in those markets. This would allow them to adjust their own prices and profitability levels in the new product areas they identify from our disclosure. This could affect our ability to profitably address the targeted new product areas.

Use by Customers. If our customers knew our specific new product development revenue and gross margin targets, and our success or failure in achieving them, they could use the information to extract price concessions from us when we introduce the products by comparing our information with competing products. If our disclosure reveals success in achieving gross margin goals, they could use the information to bargain for lower prices. If our disclosure reveals that we did not reach our targets, customers may bargain for lower prices in exchange for design wins, believing that we would be willing to receive lower profits in areas where we have yet to be successful.

(b)	Analysis for Goals that Relate to an Acquired Business.

Similar to new product revenue and gross margin goals, we may establish goals related to a business we are in the process of acquiring or that we recently acquired. [******]

Use By Competitors. [******] This would allow them to make investments in similar technologies to compete against our products and take away market share.

Use by Customers. As noted above, customers generally seek to purchase their products from suppliers that are leading in the market or have demonstrated success in breaking into new markets. If goals and goal achievement for an acquired business are disclosed, and if this information indicated to our customers whether we are failing to compete successfully, they could use it to instead order from our competitors or extract price concessions from us.

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

All of these activities would adversely affect our profitability and continued ability to compete in key new product markets.

(c)	Analyses for Manufacturing Goals (e.g. Cost of Production, Total Cost of Quality, On-Time Delivery and Supply Chain Management).

Our ability to compete successfully in our markets depends largely upon the success of our production and product delivery processes. We have made significant investments in recent years to enable us to maintain high volume, high reliability and low-cost production and product delivery using leading-edge process technology for our products so we can compete successfully in our markets, and we continue to focus a significant amount of our resources on these efforts.

We establish performance goals for our executive in charge of our global operations as an incentive to drive success in this area of our business. For example, the performance goals we established for our executive in charge of global manufacturing operations in 2007 were weighted [******] toward lowering our cost of production, improving quality and on-time delivery and [******]. The goal descriptions include detailed confidential information about our manufacturing processes and the standards we adopt to drive our production efficiencies. For example, our compensation committee approved a goal description for the executive in charge of global manufacturing operations titled “Cost of Production.” The goal description includes references to our manufacturing costs, product mix and loading information, as outlined in our confidential business plan and budget for 2007. The committee also approved a goal description for him relating to quality improvement, which includes confidential information about our [******]. Our knowledge, plans and strategies in these areas are trade secrets, the disclosure of which would cause competitive harm, as follows.

Use by Competitors. If we disclosed our goals about the quality of our products, our competitors could take the information to our customers and use it in bargaining to compare the quality of their products to take market share away from us.

Use by Customers. If we disclosed this information, our customers would have access to information about the quality of our products that our competitors might not disclose with respect to their competing products, and they could use this information to instead order from our competitors or to extract price concessions from us, which would adversely effect our revenues and margins.

Use by Subcontractors. If we disclosed information about [******] This would adversely affect our profits and the availability of our products to our customers. If we disclosed information about our manufacturing processes, our subcontractors could use this information to determine the standards that we have set and seek to negotiate pricing around those standards.

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

(d)	Analyses for Goals that are a Combination of, or are Adjusted to Exclude, a Specific Product or Product Family, or a New Business that Constitutes a Specific Product or Product Family.

If we establish a goal that is a combination of, or that is adjusted to exclude, a specific product or product family, or a new business that significantly constitutes a specific product or product family, we do not plan to disclose the goal on the grounds that disclosure would cause competitive harm and the goal is therefore exempt from disclosure. [******]

(e)	Note on Discussions of Qualitative Goals.

Our 2007 qualitative goals for our named executive officers are high-level succession planning objectives in every instance, except in the case of one executive, as will be disclosed in our proxy statement. [******] In our upcoming proxy statement we plan to disclose our 2007 qualitative goals for our named executive officers, except for this one executive, because disclosing this information may [******] This would adversely affect our profits and the availability of our products to our customers.

As we will focus our qualitative goals in areas that we believe require general improvement, in future proxy statements we will continue to disclose qualitative goals if they do not provide our competitors, customers or subcontractors with sensitive information that will cause us competitive harm.

7. General Information about this Request.

The information for which confidential treatment is requested is such that its nondisclosure will not result in the company failing to provide meaningful disclosure to investors regarding its executive compensation program. Our proxy statement will describe the nature of all the 2007 goals for our named executive officers. And for the reasons discussed above, our stockholders will be adversely affected if, as a result of the disclosure of the Performance Goals, our ability to successfully compete in our markets is impaired. By keeping confidential only the most sensitive information described above, we afford our current stockholders and potential purchasers of our stock the opportunity to review the substance of the company’s compensation arrangements with management while preserving the company’s competitive interests.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	S.E.C. staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at 207-775-8081.

Very truly yours,

/s/ Paul D. Delva

Paul D. Delva

Senior Vice President, General Counsel and Secretary

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

Exhibit A

No.	Goal Title	Goal Definition	Disclosure Plan

1.	Company adjusted EPS	Total company adjusted EPS	• Disclose goal and achievement

2.	Segment revenue	Segment net trade sales (excluding effect of acquired business if applicable)	• Disclose goal • Quantify goal (including effect of acquired business if applicable) • Quantify goal achievement (including effect of acquired business if applicable)

3.	Segment gross margin	Gross margin % for each of our product segments	• Disclose goal and achievement

4.	Segment adjusted EBIT	Adjusted EBIT for each of our product segments	• Disclose goal and achievement

5.	Company revenue	Total company consolidated net trade sales, excluding effect of acquired business	• Disclose goal • Quantify goal plus revenue from acquired business • Quantify goal achievement plus revenue from acquired business

6.	Company gross margin	Total company gross margin %, excluding effect of acquired business	• Disclose goal • Quantify goal, including effect of acquired business • Quantify goal achievement, including effect of acquired business

7.	Company adjusted EBIT	Total company adjusted EBIT, excluding effect of acquired business	• Disclose goal • Quantify goal, including effect of acquired business • Quantify goal achievement, including effect of acquired business

Ms. Hannah T. Teshome

January 31, 2008

Confidential Treatment Requested by

Fairchild Semiconductor International, Inc.

No.	Goal Title	Goal Definition	Disclosure Plan

8.	Segment new product revenue	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets

9.	Segment new product gross margin	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets

10.	Acquired business gross margin dollars	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets

11.	Quality improvement	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets

12.	Manufacturing production cost reduction	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets

13.	On-time delivery performance	[******]	• Provide general qualitative disclosure only; no disclosure of specific targets